11016975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

SEC FILE NUMBER
8-25130

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T. Rowe Price Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 East Pratt Street
(No. and Street)

Baltimore	Maryland	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara A. O'Connor — 410-345-6842
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

1 East Pratt Street	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara A. O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T. Rowe Price Investment Services, Inc. as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Barbara A. O'Connor

Vice President
Title

Notary Public

Expires: 06/18/2012

TINA R. REYNOLDS NOTARY PUBLIC HARFORD COUNTY, MD

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm

The Board of Directors
T. Rowe Price Investment Services, Inc.:

We have audited the accompanying statement of financial condition of T. Rowe Price Investment Services, Inc. (the Company) as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of T. Rowe Price Investment Services, Inc. as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP
KPMG LLP

February 23, 2011

T. ROWE PRICE INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010
(in thousands, except share data)

ASSETS	
Cash and cash equivalents	$ 12,928
Receivables	531
Leasehold improvements, furniture, and equipment, net of accumulated depreciation of $8,336	3,134
Other assets	5,155
Total assets	$ 21,748

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payable to parent company	$ 5,132
Accounts payable and accrued liabilities	1,449
Total liabilities	6,581
Stockholder's equity	
Common stock, $5.00 par value - 20,000 shares authorized; 300 shares issued and outstanding	2
Additional capital in excess of par value	2,087
Retained earnings	13,078
Total stockholder's equity	15,167
Total liabilities and stockholder's equity	$ 21,748

The accompanying summary of significant accounting policies and notes to financial statements are an integral part of this financial statement.

T. ROWE PRICE INVESTMENT SERVICES, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price Investment Services, a wholly-owned subsidiary of T. Rowe Price Associates, provides brokerage services on a fully disclosed basis through Pershing LLC, an affiliate of the Bank of New York Mellon. We also are the underwriter and distributor of the T. Rowe Price mutual funds and the distributor of the Alaska and the Maryland college savings plans for which Price Associates acts as investment adviser. Price Associates is the sponsor of the T. Rowe Price mutual funds and is a wholly-owned subsidiary of T. Rowe Price Group, a publicly-traded company.

Basis of preparation
This statement of financial condition has been prepared by our management in accordance with accounting principles generally accepted in the United States, which require the use of estimates.

Cash and cash equivalents
Cash equivalents consist of short-term, highly liquid investments in T. Rowe Price money market mutual funds. The cost of these money funds is equivalent to their fair value of $1 per share, which is the quoted closing net asset value, or NAV, per share for these funds. Under accounting guidance, these quoted values are considered Level 1 inputs (that is, quoted prices in active markets for identical securities).

Concentration of credit risk
As the introducing broker, we indemnify the clearing broker for losses sustained when customers fail to settle trades or default on margin calls. Our related risk is believed to be minimal in that customer assets held in accounts at Pershing collateralize receivable balances.

T. ROWE PRICE INVESTMENT SERVICES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 -- NET CAPITAL REQUIREMENTS

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of our aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2010, our statutorily computed net capital of $6,765,000 was in excess of required net capital of $452,000.

Investment Services and Price Associates have entered into an agreement whereby Price Associates will contribute additional capital to Investment Services if necessary to ensure that Investment Services maintains an aggregate indebtedness to net capital ratio of no more than 10 to 1. The aggregate indebtedness to net capital ratio was 1.0 to 1 at the end of 2010. This agreement is automatically renewed in June each year unless terminated with thirty days notice.

Cash of $200,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission and is included in other assets.

NOTE 2 -- TRANSACTIONS WITH AND PAYABLE TO PARENT

All operating expenses incurred and recorded by Investment Services are paid on our behalf by Price Associates. Under our agreement to distribute shares of the T. Rowe Price mutual funds, we incur certain costs and receive administrative revenues from Price Associates. Investment Services is charged for all expenses and credited for our corresponding administrative revenues. Periodically we settle our intercompany due to or from Price Associates by cash transfer.

We offer Advisor Class and R Class shares in certain T. Rowe Price funds. The funds charge these share classes a 12b-1 distribution fee that passes through us and is paid to third party financial intermediaries that distribute these shares to their clients. Because the obligation to pay these fees to third parties is limited to amounts charged by the funds, we have instructed that these fees be paid on our behalf directly to the appropriate third parties. Accordingly, no receivable or payable related thereto is recorded in our statement of financial condition.

NOTE 3 – TRANSACTIONS WITH AFFILIATE

As part of the employee compensation program for its subsidiaries, T. Rowe Price Group awards stock-based incentives in the form of restricted common shares and stock options. In 2010, Price Group issued 3,650 restricted shares to our employees. These restricted awards vest over a four- to five-year graded schedule and must be returned to Price Group should employment with an affiliated company terminate before vesting. Fair value is based on the market price of Price Group common stock on the date of issuance. We recognized compensation expense and additional stockholder's equity in the form of contributed capital related to these stock-based awards of $106,000 in 2010.

Awards of Price Group's fixed stock options with a maximum term of 10 years have also been made to our employees. Vesting of these options is based solely on the individual continuing to render service to an affiliated company and occurs over a five- to six-year graded schedule. In 2010, Price Group awarded our employees 5,000 stock options. We recognized compensation expense and the related offsetting contribution of capital in additional stockholder's equity totaling $41,000. Price Group used the Black-Scholes option-pricing model to estimate the fair value of each option that they granted to our employees, as follows:

Weighted average market price of comon stock at the date of grant and exercise price of options granted	$ 48.83
Weighted average grant date fair value per option awarded	$ 14.89
Weighted average assumptions used:	
Expected life in years	7.2
Expected volatility	32%
Dividend yield	2.0%
Risk-free interest rate	2.8%

The expected life assumptions used by Price Group are based on the vesting period for each option grant and historical experience with respect to the average holding period from vesting to option exercise. The assumptions for expected volatility are based on recent historical experience for the same periods as expected lives. Dividend yields are based on recent historical experience and future expectations. Risk-free interest rates are set using grant-date U.S. Treasury yield curves for the same periods as expected lives.

Our future stock-based compensation expense before income taxes to be recognized over the vesting period of the 5,644 restricted shares and 7,620 nonvested options outstanding at December 31, 2010, is $236,000. Actual expense will vary as additional stock-based awards are made and employees terminate prior to vesting.

NOTE 4 – INCOME TAXES

Our results of operations are included in T. Rowe Price Group's consolidated U.S. federal tax return and several state combined tax returns. We, as well as each of the other subsidiaries that are included in these returns, separately determine our relative contribution of either tax expense or benefit to the consolidated or combined income tax expenses and, accordingly, recognize our current and deferred tax expense or benefit. Our U.S. federal income tax liability as well as the liability for state combined returns is included in our payable to parent company.

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. The net deferred tax asset of $1,234,000 at December 31, 2010, is included in other assets and arises primarily from temporary differences associated with depreciation of property and equipment.

NOTE 5 -- CHANGES IN STOCKHOLDER'S EQUITY

The following table presents the changes in stockholder's equity in thousands:

	Common Stock	Additional capital in excess of par value	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2009	$ 2	$ 1,940	$ 13,764	$ 15,706
Net income			3,814	3,814
Dividend paid to stockholder			(4,500)	(4,500)
Capital contribution arising from T. Rowe Price Group stock-based compensation		147		147
Balance at December 31, 2010	$ 2	$ 2,087	$ 13,078	$ 15,167

On February 4, 2011, the board of directors of the Company declared an aggregate dividend of $4,500,000 payable on February 28, 2011 to its stockholder of record on February 24, 2011.

NOTE 6 - OTHER DISCLOSURES

We occupy certain office facilities under noncancelable operating leases. Future minimum rental payments under these leases aggregate $1,760,000 in 2011, $1,812,000 in 2012, $1,649,000 in 2013, $1,505,000 in 2014, $1,402,000 in 2015, and $1,557,000 in later years.